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EXHIBIT 99.2

Management's Discussion and Analysis for the second quarter ended June 30, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 30, 2014

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally, we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2013 (the 2013 annual MD&A). References to E&P Canada include Suncor's offshore operations in East Coast Canada and onshore operations in North America Onshore. References to E&P International include the properties formerly referred to as International.

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three-month period ended June 30, 2014, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2013 and the 2013 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 28, 2014 (the 2013 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	7
2.	Second Quarter Highlights	9
3.	Consolidated Financial Information	10
4.	Segment Results and Analysis	15
5.	Capital Investment Update	26
6.	Financial Condition and Liquidity	28
7.	Quarterly Financial Data	31
8.	Other Items	33
9.	Non-GAAP Financial Measures Advisory	35
10.	Common Abbreviations	39
11.	Forward-Looking Information	40

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS). Effective January 1, 2013, Suncor adopted new and amended accounting standards. Comparative figures presented in this MD&A pertaining to Suncor's 2012 results have been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    7

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, free cash flow, return on capital employed (ROCE), Oil Sands cash operating costs and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; operational outages and major environmental or safety incidents; project execution; cost management; government policy, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; skills and resources shortages; change capacity; and other factors described within the Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of the 2013 annual MD&A and the 2013 AIF.

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

8   SUNCOR ENERGY INC. 2014 SECOND QUARTER

2. SECOND QUARTER HIGHLIGHTS

•
Solid second quarter financial results.

•
Net earnings for the second quarter of 2014 were $211 million, compared to $680 million for the prior year quarter. Net earnings for the quarter included after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. These factors were partially offset by after-tax earnings of $32 million related to a reserves redetermination in the Exploration and Production segment, and the impact of an after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt of $282 million, compared to an after-tax foreign exchange loss of $254 million in the prior year quarter.

•
Operating earnings(1) for the second quarter of 2014 were $1.135 billion, compared to $934 million for the prior year quarter, and were led by increased production at Oil Sands which allowed the company to take advantage of a strong upstream pricing environment. These positive factors were partially offset by lower production in the Exploration and Production segment, and an increase in operating costs, including the impact of higher share-based compensation expense and natural gas input costs.

•
Cash flow from operations(1) was $2.406 billion for the second quarter of 2014, compared to $2.250 billion for the second quarter of 2013, and was impacted by the same factors that affected operating earnings. Free cash flow(1) increased to $3.599 billion for the twelve months ended June 30, 2014, compared to $2.167 billion for the twelve months ended June 30, 2013.

•
ROCE(1) (excluding major projects in progress) increased to 10.1% for the twelve months ended June 30, 2014, compared to 8.1% for the twelve months ended June 30, 2013. ROCE for the twelve months ended June 30, 2014 was reduced by 3.0% due to after-tax impairment charges of $1.238 billion recognized in the current year quarter as noted above. ROCE for the twelve months ended June 30, 2013 was reduced by 4.4% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project in the fourth quarter of 2012, in addition to an after-tax impairment charge of $127 million recorded in the first quarter of 2013 as a result of not proceeding with the project.

•
Operational flexibility minimizes impacts of maintenance.  The company leveraged its operational flexibility in the second quarter of 2014 by diverting Firebag bitumen through the hot bitumen infrastructure to increase bitumen sales during planned and unplanned upgrader maintenance.

•
Oil Sands operations cash operating costs averaged $34.10/bbl for the quarter.  Increased production, combined with the company's continued focus on cost management, enabled Suncor to achieve cash operating costs per barrel of $34.10. Total cash operating costs in the second quarter of 2014 remained flat with the prior year quarter despite a 37% increase in production volumes and higher natural gas input costs.

•
Successful ramp up of crude by rail shipments to Montreal refinery.  Crude by rail shipments to the company's Montreal refinery increased from an average of 20,000 bbls/d in the first quarter of 2014 to an average of 36,000 bbls/d in the second quarter of 2014, allowing the Montreal refinery to access less expensive inland crude feedstock.

•
Outlook for 2014 capital expenditures reduced from $7.8 billion to $6.8 billion.  Anticipated capital spending for 2014 has been reduced, consistent with the company's ongoing commitment to capital discipline. The forecasted capital reduction includes deferred spending on pre-sanction growth projects to optimize project economics, cancellation of sustaining capital projects that are not critical for safe and reliable operations, delays in offshore exploratory drilling programs, and suspension of activities in Libya.

•
Suncor continues to deliver cash to shareholders.  In the second quarter of 2014, Suncor delivered value to shareholders through $338 million in dividends ($0.23 per common share) and $271 million in share repurchases. In addition, subsequent to the quarter, Suncor's Board of Directors approved a dividend of $0.28 per common share payable in the third quarter of 2014, a 22% increase over the previous quarter dividend, reinforcing the company's commitment and ability to return cash to shareholders.

(1)
Operating earnings, cash flow from operations, free cash flow and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    9

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30

($ millions)	2014	2013	2014	2013

Net earnings (loss)

Oil Sands	(76)	294	823	620

Exploration and Production	(37)	301	257	655

Refining and Marketing	306	432	1 093	1 214

Corporate, Energy Trading and Eliminations	18	(347)	(477)	(715)

Total	211	680	1 696	1 774

Operating earnings (loss)(1)

Oil Sands	865	294	1 764	747

Exploration and Production	228	301	522	655

Refining and Marketing	306	432	1 093	1 214

Corporate, Energy Trading and Eliminations	(264)	(93)	(451)	(315)

Total	1 135	934	2 928	2 301

Cash flow from (used in) operations(1)

Oil Sands	1 545	896	3 014	1 744

Exploration and Production	529	668	1 129	1 358

Refining and Marketing	505	646	1 435	1 713

Corporate, Energy Trading and Eliminations	(173)	40	(292)	(281)

Total	2 406	2 250	5 286	4 534

Capital and Exploration Expenditures(2)

Sustaining	765	1 155	1 412	1 885

Growth	885	721	1 620	1 380

Total	1 650	1 876	3 032	3 265

	Twelve months ended June 30
($ millions)	2014	2013

Free Cash Flow(1)	3 599	2 167

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.

10   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Operating Highlights

	Three months ended June 30		Six months ended June 30

	2014	2013	2014	2013

Production volumes by segment

Oil Sands (mbbls/d)	403.1	309.4	413.5	349.0

Exploration and Production (mboe/d)	115.3	190.7	118.1	198.8

Total	518.4	500.1	531.6	547.8

Production mix

Crude oil and liquids / natural gas (%)	99/1	91/9	99/1	92/8

Refinery utilization (%)	85	90	90	93

Refinery crude oil processed (mbbls/d)	391.1	414.5	416.3	428.7

Net Earnings

Suncor's consolidated net earnings for the second quarter of 2014 were $211 million, compared to $680 million for the prior year quarter. Net earnings for the first six months of 2014 were $1.696 billion, compared to $1.774 billion in the prior year period. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting net earnings over these periods include:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $282 million for the second quarter of 2014 and a $26 million foreign exchange loss for the first six months of 2014. The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $254 million for the second quarter of 2013 and $400 million for the first six months of 2013.

•
In the second quarter of 2014, Total E&P Canada Ltd. ("Total E&P"), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project deveopment plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets.

•
As a result of the continued closure of certain Libyan export terminals during the quarter and the company's latest view on production plans during the remaining term of the production sharing agreements, Suncor estimated the net recoverable value of its assets in Libya based on an assessment of expected future net cash flows over a range of possible outcomes. As a result of this assessment, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    11

Operating Earnings(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Net earnings	211	680	1 696	1 774

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(282)	254	26	400

Impairments(2)	1 238	—	1 238	—

Reserves redetermination(3)	(32)	—	(32)	—

Net impact of not proceeding with the Voyageur upgrader project(4)	—	—	—	127

Operating earnings(1)	1 135	934	2 928	2 301

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Reflects the after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(3)
Reflects the reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(4)
Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's consolidated operating earnings for the second quarter of 2014 increased to $1.135 billion, compared to $934 million for the prior year quarter, led by increased production at Oil Sands due to lower planned and unplanned maintenance in the current year quarter compared to the prior year quarter, which included the impacts of the Upgrader 1 turnaround. Production in the current year quarter included the successful ramp up of Firebag, following the commissioning of the hot bitumen infrastructure assets in the third quarter of 2013. The increased production allowed the company to take advantage of a strong upstream pricing environment including the impacts of favourable foreign exchange rates. These positive factors were partially offset by lower production volumes in Exploration and Production due to the sale of the conventional natural gas business and having only negligible production in Libya due to continued political unrest, as well as an increase in operating costs, including the impact of higher share-based compensation expense and higher natural gas input costs.

12   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Suncor's consolidated operating earnings were $2.928 billion for the first six months of 2014, compared to $2.301 billion for the prior year period. The increase was primarily due to increased production at Oil Sands, which benefited from a stronger upstream pricing environment and favourable foreign exchange rates, partially offset by lower production in the Exploration and Production segment due to the sale of the conventional natural gas business in 2013 and negligible production in Libya due to ongoing political unrest, as well as an increase in operating costs, including the impacts of higher share-based compensation expense and natural gas input costs.

After-Tax Share-Based Compensation Expense (Recovery) by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Oil Sands	49	—	75	(9)

Exploration and Production	8	5	12	11

Refining and Marketing	27	3	41	8

Corporate, Energy Trading and Eliminations	104	37	154	71

Total share-based compensation expense	188	45	282	81

Cash Flow from Operations

Consolidated cash flow from operations was $2.406 billion for the second quarter of 2014 compared to $2.250 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings discussed above.

Cash flow from operations was $5.286 billion for the first six months of 2014, compared to $4.534 billion for the prior year period. Cash flow from operations was impacted by the same factors that affected operating earnings discussed above.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended June 30			Average for six months ended June 30
		2014	2013	2014	2013

WTI crude oil at Cushing	US$/bbl	103.00	94.20	100.85	94.30

Dated Brent crude oil at Sullom Voe	US$/bbl	109.75	103.35	108.80	108.00

Dated Brent/Maya crude oil FOB price differential	US$/bbl	13.85	5.50	16.15	8.05

MSW at Edmonton	Cdn$/bbl	97.10	92.90	93.90	90.70

WCS at Hardisty	US$/bbl	82.95	75.05	79.25	68.75

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	20.05	19.15	21.60	25.55

Condensate at Edmonton	US$/bbl	105.15	103.30	103.90	105.25

Natural gas (Alberta spot) at AECO	Cdn$/mcf	4.65	3.50	5.20	3.35

New York Harbor 3-2-1 crack(1)	US$/bbl	21.55	25.60	20.95	28.40

Chicago 3-2-1 crack(1)	US$/bbl	19.40	30.70	18.90	28.90

Portland 3-2-1 crack(1)	US$/bbl	26.10	30.60	21.75	30.60

Gulf Coast 3-2-1 crack(1)	US$/bbl	19.55	23.95	18.35	26.40

Exchange rate	US$/Cdn$	0.92	0.98	0.91	0.99

Exchange rate (end of period)	US$/Cdn$	0.94	0.95	0.94	0.95

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    13

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the second quarter of 2014 for sweet SCO were positively impacted by a higher price for WTI of US$103.00/bbl, compared to US$94.20/bbl in the prior year quarter. Price increases were driven by increased demand as refineries returned to service after planned spring maintenance and increased takeaway capacity from Cushing to the U.S. Gulf Coast.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty increased in the second quarter of 2014 to $97.10/bbl and US$82.95/bbl, respectively, compared to $92.20/bbl and US$75.05/bbl, respectively, in the prior year quarter, resulting in higher price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales. Average prices for WCS at Hardisty increased from US$75.05 in the prior year quarter to US$82.95 in the current year quarter, while Condensate at Edmonton also increased, to a lesser extent, in the current year quarter, resulting in higher price realizations for bitumen.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing increased over the prior year quarter and averaged US$109.75/bbl compared to US$103.35/bbl in the prior year quarter.

Natural gas used in the company's Oil Sands and Refining operations and Suncor's price realizations for natural gas production from Exploration and Production are primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $4.65/mcf in the second quarter of 2014, from $3.50/mcf in the prior year quarter.

3-2-1 crack spreads are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out inventory accounting (FIFO), where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. In the second quarter of 2014, crack spreads declined, resulting in a negative impact to refining margins.

The majority of Suncor's revenues from the sale of oil and natural gas commodities is based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

In the second quarter of 2014, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.92 from 0.98 in the prior year quarter, which had a positive impact on price realizations for the company during the current year quarter.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

14   SUNCOR ENERGY INC. 2014 SECOND QUARTER

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Gross revenues	3 878	2 705	7 768	5 748

Less: Royalties	(252)	(93)	(444)	(266)

Operating revenues, net of royalties	3 626	2 612	7 324	5 482

Net earnings (loss)	(76)	294	823	620

Adjusted for:

Impairment of Joslyn mining project and other assets	941	—	941	—

Net impact of not proceeding with the Voyageur upgrader project	—	—	—	127

Operating earnings(1)	865	294	1 764	747

Oil Sands operations	864	225	1 713	636

Oil Sands ventures	1	69	51	111

Cash flow from operations(1)	1 545	896	3 014	1 744

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for Oil Sands operations were $864 million, compared to $225 million in the prior year quarter. Operating earnings increased primarily due to increased production at Oil Sands due to lower planned and unplanned maintenance in the current year quarter compared to the prior year quarter, which included the impacts of the Upgrader 1 turnaround. Production in the current year quarter included the successful ramp up of Firebag, following the commissioning of the hot bitumen infrastructure assets. Current year price realizations increased consistent with the benchmarks and benefited from the impacts of favourable exchange rates.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    15

Operating earnings for Oil Sands ventures were $1 million, compared to $69 million in the prior year quarter, and decreased primarily due to lower production and higher operating expenses related to planned and unplanned coker maintenance at Syncrude, and higher DD&A expense at Syncrude due to a larger asset base resulting from assets commissioned in 2013.

Production Volumes(1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2014	2013	2014	2013

Upgraded product (SCO and diesel)	276.2	220.6	293.9	264.3

Non-upgraded bitumen	102.6	56.0	89.9	52.7

Oil Sands operations	378.8	276.6	383.8	317.0

Oil Sands ventures	24.3	32.8	29.7	32.0

Total	403.1	309.4	413.5	349.0

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

Production volumes for Oil Sands operations increased to 378,800 bbls/d in the second quarter of 2014, compared to 276,600 bbls/d in the prior year quarter, primarily due to lower planned and unplanned maintenance in the current year quarter compared to the prior year quarter, which included the impacts of the Upgrader 1 turnaround and reduced rates at upgrading due to unplanned third-party pipeline and cogeneration outages. Production in the current year was positively impacted by the completion of the Firebag ramp up, partially offset by a planned six-week coker maintenance event, unplanned maintenance events in upgrading and extraction, and a third-party pipeline outage which decreased takeaway capacity. The third-party pipeline outage resulted in approximately 10,000 bbls/d of lost production for the quarter.

Suncor's share of Syncrude production decreased to 24,300 bbls/d in the second quarter of 2014 from 32,800 bbls/d in the prior year quarter, due to a planned maintenance event that impacted the majority of the current year quarter in comparison to a planned maintenance event which only partially impacted the prior year quarter. The current year quarter also included the impacts of unplanned coker maintenance.

Bitumen Production

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Oil Sands Base

Bitumen production (mbbls/d)	256.1	181.0	273.2	229.7

Bitumen ore mined (thousands of tonnes per day)	374.4	283.8	404.8	356.8

Bitumen ore grade quality (bbls/tonne)	0.68	0.64	0.67	0.64

In Situ

Bitumen production – Firebag (mbbls/d)	172.4	129.3	168.3	133.1

Bitumen production – MacKay River (mbbls/d)	27.4	28.2	25.2	28.3

Total In Situ bitumen production	199.8	157.5	193.5	161.4

Steam-to-oil ratio – Firebag	2.9	3.4	2.9	3.4

Steam-to-oil ratio – MacKay River	2.8	2.6	2.7	2.5

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 256,100 bbls/d in the second quarter of 2014 from 181,000 bbls/d in the prior year quarter, primarily as a result of mining output in the prior year quarter being reduced to coincide with the Upgrader 1 turnaround.

16   SUNCOR ENERGY INC. 2014 SECOND QUARTER

In Situ bitumen production averaged 199,800 bbls/d in the second quarter of 2014, compared to 157,500 bbls/d in the prior year quarter. The increase was primarily due to the completion of the Firebag ramp up and strong Firebag infill well performance. MacKay River production of 27,400 bbls/d in the second quarter of 2014 was slightly below production of 28,200 bbls/d in the prior year quarter.

Sales Volumes and Mix

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2014	2013	2014	2013

Oil Sands sales volumes

Sweet SCO	107.7	51.0	115.3	81.6

Diesel	25.1	28.7	28.3	19.0

Sour SCO	139.9	147.9	153.8	169.1

Upgraded product	272.7	227.6	297.4	269.7

Non-upgraded bitumen	107.4	56.4	89.0	51.8

Total	380.1	284.0	386.4	321.5

Sales volumes for Oil Sands operations increased to an average of 380,100 bbls/d in the second quarter of 2014 from 284,000 bbls/d in the prior year quarter, reflecting the same factors that led to the overall increase in production volumes. Sweet SCO sales in the prior year quarter were reduced by planned maintenance of the Upgrader 1 hydrogen plant and hydrotreating units for the duration of the quarter.

Price Realizations

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2014	2013	2014	2013

Oil Sands operations

Sweet SCO and diesel	118.36	107.56	116.58	102.45

Sour SCO and bitumen	84.41	74.89	82.10	71.97

Crude sales basket (all products)	96.40	84.14	95.00	81.52

Crude sales basket, relative to WTI	(15.92)	(12.31)	(15.62)	(14.31)

Oil Sands ventures

Syncrude – sweet SCO	111.89	100.92	108.38	98.30

Syncrude, relative to WTI	(0.42)	4.49	(2.24)	2.48

Average price realizations for sales from Oil Sands operations increased to $96.40/bbl in the second quarter of 2014 from $84.14/bbl in the prior year quarter, due primarily to a more favourable sales mix, higher WTI benchmark prices and a weaker Canadian dollar. In the second quarter of 2014, average price realizations for sweet SCO were negatively impacted by price pressures resulting from a higher industry supply of sweet SCO volumes. Average price realizations for sour SCO and bitumen increased in the second quarter of 2014 as compared to the prior year quarter, primarily due to higher WCS benchmark prices, as a result of increased demand as refineries returned from planned maintenance.

Royalties

Royalties for the Oil Sands segment were higher in the second quarter of 2014 than in the prior year quarter primarily due to higher production volumes and bitumen prices.

Expenses and Other Factors

Operating and transportation expenses for the second quarter of 2014 were higher than the prior year quarter. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs. Transportation expense for the second quarter of 2014 was higher than the prior year quarter, primarily due to

SUNCOR ENERGY INC. 2014 SECOND QUARTER    17

increased sales volumes, including incremental costs associated with higher diluent imports, increased pipeline access and logistics infrastructure.

Operating expenses at Syncrude were higher in the second quarter of 2014 than in the prior year quarter, due primarily to the planned maintenance event and the unplanned coker outage in the current year quarter, as well as higher natural gas input costs.

DD&A expense for the second quarter of 2014 was higher than in the same period of 2013, due mainly to a larger asset base as a result of Firebag well pads and associated hot bitumen infrastructure commissioned in the latter half of 2013 and the Upgrader 1 turnaround in 2013.

Cash Operating Costs Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Operating, selling and general expense (OS&G)	1 514	1 455	3 043	2 852

Syncrude OS&G	(151)	(135)	(311)	(260)

Non-production costs(2)	(156)	(45)	(251)	(119)

Other(3)	(33)	(104)	(57)	(182)

Oil Sands cash operating costs	1 174	1 171	2 424	2 291

Oil Sands cash operating costs ($/bbl)	34.10	46.55	34.90	39.95

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units that are deducted from total cash operating costs.

Cash operating costs per barrel for Oil Sands operations in the second quarter of 2014 decreased to an average of $34.10/bbl compared to $46.55/bbl in the prior year quarter, primarily due to higher production volumes. Total cash operating costs in the second quarter of 2014 remained flat with the prior year quarter despite the increased production volumes. Total cash operating costs for the current year quarter included an increase in natural gas prices and consumption, and lower net benefit from the sale of excess power due to decreased power prices, which were offset by decreased maintenance and operating costs in mining.

Non-production costs, which are excluded from cash operating costs, increased in the second quarter of 2014 compared to the prior year quarter primarily due to higher share-based compensation expense, higher feedstock costs impacting the secondary upgrading process which resulted from the increased production volumes, and an increase in costs associated with research and future growth activities.

Results for the First Six Months of 2014

Oil Sands segment operating earnings for the first six months of 2014 were $1.764 billion, compared to $747 million for the same period in 2013. The increase was due primarily to higher production volumes in the current year period due to the ramp up of Firebag following the commissioning of the hot bitumen infrastructure assets, compared to lower production volumes in the prior year period which included the impacts of the Upgrader 1 turnaround and third-party outages. The current year period was also impacted by higher average price realizations due to higher benchmark prices, and favourable foreign exchange rates, partially offset by higher royalty expenses, DD&A expense and non-production costs including share-based compensation expense.

Cash flow from operations for the first six months of 2014 was $3.014 billion for the segment, compared to $1.744 billion for the same period in 2013. The increase in cash flow from operations was due primarily to higher production volumes and higher average price realizations.

Cash operating costs per barrel for Oil Sands operations averaged $34.90/bbl for the first six months of 2014, a decrease from an average of $39.95/bbl for the same period of 2013. The decrease was primarily due to higher production

18   SUNCOR ENERGY INC. 2014 SECOND QUARTER

volumes offset by higher cash operating costs which were driven by higher natural gas prices and consumption and a lower net benefit from the sale of excess power due to decreased power prices.

Planned Maintenance

The company has a planned coker maintenance event at Upgrader 1 in the third and fourth quarters of 2014. The estimated impact of this maintenance has been reflected in the company's 2014 guidance.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Gross revenues	1 243	1 682	2 684	3 454

Less: Royalties	(141)	(335)	(304)	(649)

Operating revenues, net of royalties	1 102	1 347	2 380	2 805

Net earnings	(37)	301	257	655

Adjusted for:

Libya impairment	297	—	297	—

Reserves redetermination	(32)	—	(32)	—

Operating earnings(1)	228	301	522	655

E&P Canada	105	186	295	343

E&P International	123	115	227	312

Cash flow from operations(1)	529	668	1 129	1 358

(1)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production operating earnings were $228 million in the second quarter of 2014, compared to $301 million in the prior year quarter. Operating earnings of $105 million for E&P Canada decreased from $186 million in the prior year quarter, primarily due to a decrease in sales volumes, as inventory levels were built up in the quarter compared to a drawdown on inventory in the prior year quarter, and lower natural gas production in the current year quarter as a result of the sale of the conventional natural gas business that closed in the third quarter of 2013. These factors were partially offset by higher price realizations. Operating earnings of $123 million in the second quarter of 2014

SUNCOR ENERGY INC. 2014 SECOND QUARTER    19

for E&P International increased from $115 million in the prior year quarter, primarily due to higher price realizations in the U.K., partially offset by reduced production in Libya due to ongoing political unrest.

Production Volumes

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

E&P Canada

Terra Nova (mbbls/d)	15.2	16.8	16.7	15.5

Hibernia (mbbls/d)	24.2	25.7	24.7	26.7

White Rose (mbbls/d)	16.1	15.3	16.3	15.9

North America Onshore (mboe/d)	4.6	48.1	4.5	49.7

	60.1	105.9	62.2	107.8

E&P International

Buzzard (mboe/d)	54.3	57.8	55.4	56.6

Libya (mbbls/d)	0.9	27.0	0.5	34.4

	55.2	84.8	55.9	91.0

Total Production (mboe/d)	115.3	190.7	118.1	198.8

Production mix (liquids/gas) (%)	96/4	77/23	96/4	78/22

For E&P Canada, production averaged 60,100 boe/d in the second quarter of 2014, compared to 105,900 boe/d in the prior year quarter, and decreased primarily due to the sale of the conventional natural gas business.

For E&P International, production averaged 55,200 boe/d in the second quarter of 2014, compared to 84,800 boe/d in the prior year quarter, and decreased primarily due to production in Libya remaining substantially shut-in and planned maintenance on a third-party gas plant that negatively impacted Buzzard production. The impacts of this maintenance event were partially mitigated due to the successful implementation of a gas re-injection project.

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2014	2013	2014	2013

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	119.91	101.25	119.45	105.23

E&P Canada – Natural gas ($/mcfe)	4.87	3.46	5.09	3.24

E&P International ($/boe)	113.63	101.18	112.57	106.24

In the second quarter of 2014, price realizations for crude oil from E&P Canada and E&P International were higher than the prior year quarter, consistent with the increase in benchmark prices for Brent crude and favourable foreign exchange rates. Price realizations for natural gas were higher, consistent with the increase in benchmark prices.

Royalties

Royalties for Exploration and Production were lower in the second quarter of 2014, compared with the prior year quarter, due primarily to lower production in Libya and North America Onshore, partially offset by higher price realizations and royalty rates in East Coast Canada.

Inventory

During the second quarter of 2014, there was an inventory build due to timing of shuttle tankers in East Coast Canada, compared to an inventory draw in the prior year quarter.

20   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Expenses and Other Factors

Operating and transportation expenses decreased in the second quarter of 2014 compared to the prior year quarter, primarily due to the sale of the conventional natural gas business, negligible production in Libya, and lower costs associated with lower sales volumes due to a build of inventory in East Coast Canada, partially offset by higher share-based compensation expense.

DD&A and exploration expenses were lower in the second quarter of 2014 than in the prior year quarter, primarily due to lower production in Libya and North America Onshore, and lower sales volumes in East Coast Canada due to the build in inventory. Exploration expense was higher in the second quarter of 2014 than in the prior year quarter due to a charge for a non-commercial exploration well in Norway as well as seismic purchases in Canada.

Financing Expense and Other Income included a gain in the current year quarter relating to a change in estimate of a provision for future commitments of unutilized capacity on certain natural gas pipelines, and lower accretion expense in the current year quarter due to the sale of the conventional natural gas business in the third quarter of 2013.

Other Items

Shelburne Farm-in Arrangement

During the quarter, the company signed a farm-in agreement with Shell Canada to acquire a 20% interest in a deepwater exploration opportunity in the Shelburne Basin offshore Nova Scotia. Through this agreement, Suncor has committed to participate in two exploration wells expected to be drilled commencing in the second half of 2015, pending regulatory approval.

Results for the First Six Months of 2014

Operating earnings for Exploration and Production for the first six months of 2014 were $522 million, compared to $655 million for the prior year period. Operating earnings were lower primarily due to negligible production in Libya due to ongoing political unrest and the sale of the conventional natural gas business in the third quarter of 2013. These factors were partially offset by higher price realizations in the second quarter of 2014, consistent with the increase in benchmark prices for Brent crude, and favourable foreign exchange rates in both the first and second quarters of 2014.

Cash flow from operations was $1.129 billion for the first six months of 2014, compared to $1.358 billion for the prior year period, and decreased primarily due to the same factors that impacted operating earnings.

Planned Maintenance

A planned four-week maintenance event at Terra Nova has been scheduled for the third quarter of 2014. Planned maintenance has also been scheduled for White Rose and Buzzard in the third quarter of 2014. The estimated impact of this maintenance has been reflected in the company's 2014 guidance.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    21

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Operating revenues	6 808	6 449	13 568	13 030

Net earnings	306	432	1 093	1 214

Operating earnings(1)	306	432	1 093	1 214

Refining and Supply	257	355	966	1 068

Marketing	49	77	127	146

Cash flow from operations(1)	505	646	1 435	1 713

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Marketing reported operating earnings of $306 million in the second quarter of 2014, compared to $432 million in the prior year quarter. The decrease was primarily due to lower throughput volumes resulting from planned maintenance at the Edmonton and Montreal refineries, an increase in operating expenses, including the impacts of higher share-based compensation expense, and DD&A expense. Refinery margins were negatively impacted by lower benchmark crack spreads partially offset by favourable inland crude price differentials, strong refining margins in Western North America relative to the benchmarks, and improved crude differentials at the Montreal refinery due to increased rail shipments of lower priced inland crudes.

Marketing activities contributed $49 million to operating earnings in the second quarter of 2014, compared to $77 million in the prior year quarter. The decrease was primarily due to higher DD&A expense related to the impacts of cancelling certain projects, higher share-based compensation expense and higher marketing expenses.

22   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Volumes

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Crude oil processed (mbbls/d)

Eastern North America	185.5	212.1	197.8	208.9

Western North America	205.6	202.4	218.5	219.8

Total	391.1	414.5	416.3	428.7

Refinery utilization(1)(2) (%)

Eastern North America	84	96	89	94

Western North America	86	85	91	92

Total	85	90	90	93

Refined product sales (mbbls/d)

Gasoline	244.5	225.2	237.6	236.5

Distillate	181.4	216.3	194.2	215.1

Other	90.0	90.6	83.9	85.6

Total	515.9	532.1	515.7	537.2

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput decreased in the second quarter of 2014, resulting in an average refinery utilization of 85%, compared to 90% in the prior year quarter. In Eastern North America, the average crude oil processed decreased to 185,500 bbls/d in the second quarter of 2014 from 212,100 bbls/d in the prior year quarter due to a five-week planned maintenance event at the Montreal refinery. The average crude oil processed in Western North America increased to 205,600 bbls/d in the second quarter of 2014 from 202,400 bbls/d in the prior year quarter, despite a seven-week planned maintenance event at the Edmonton refinery in the current year quarter compared to a four-week planned maintenance event in the prior year quarter.

Total sales decreased slightly to 515,900 bbls/d in the second quarter of 2014, compared to 532,100 bbls/d in the prior year quarter, primarily due to lower throughput volumes and the expiration of certain term supply contracts.

Prices and Margins

For Refining and Supply, refined product margins were lower in the second quarter of 2014 than in the prior year quarter and were impacted primarily by the following factors:

•
The narrowing differential between Brent and WTI was reflected in lower benchmark crack spreads for the second quarter of 2014 and had a negative impact on refining margins. Benchmark crack spreads were lower across all regions into which the company sells refined product compared to the prior year quarter; however, this was partially offset by the impact of the weakening Canadian dollar and strong refining margins in Western North America relative to the benchmarks.

•
In the second quarter of 2014, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact to net earnings of approximately $15 million after-tax, compared to a positive impact to net earnings of $4 million in the prior year quarter.

•
Slightly higher light/heavy crude differentials for inland crudes positively impacted refining margins, which were further complemented by the full ramp up of rail shipments to the Montreal refinery enabling Suncor to take advantage of price differentials between inland and Brent crudes. Crude by rail shipments averaged 36,000 bbls/d in the second quarter.

(1)
LIFO is a Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    23

Marketing margins from the second quarter of 2014 were higher than margins in the prior year quarter, due primarily to higher retail and wholesale margins partially offset by lower lubricant margins.

Expenses and Other Factors

Operating and transportation expenses were higher in the second quarter of 2014 compared to the prior year quarter, primarily due to increased share-based compensation expense, higher energy input costs and higher maintenance costs. DD&A expense increased in the second quarter of 2014 due to asset additions since the prior year quarter, including costs associated with planned maintenance events in 2013, in addition to an impairment of previously capitalized costs related to the construction of a sulphur recovery plant that is no longer required after the acquisition of an existing facility subsequent to the end of the current year quarter.

Results for the First Six Months of 2014

For the first six months of 2014, Refining and Marketing segment operating earnings were $1.093 billion, compared to operating earnings of $1.214 billion for the prior year period. The decrease in earnings was due primarily to increased operating expenses, including higher share-based compensation expense and higher energy input costs, lower benchmark crack spreads across all regions into which the company sells refined products and lower throughput volume resulting from maintenance at the Montreal and Commerce City refineries, partially offset by the positive impact of the weakening Canadian dollar. The impact on earnings relating to the increasing crude price environment increased after-tax earnings by approximately $185 million for the first six months of 2014 compared to $121 million for the prior year period.

Cash flow from operations was $1.435 billion for the first six months of 2014, compared to $1.713 billion for the prior year period, and decreased primarily due to the same factors that influenced operating earnings.

Planned Maintenance

The Edmonton refinery has a four-week planned maintenance event in the third quarter of 2014, the Montreal refinery has an eleven-week planned maintenance event beginning late in the third quarter of 2014 and the Sarnia refinery has an eight-week planned maintenance event beginning in the third quarter of 2014. The estimated impact of this maintenance has been reflected in the company's 2014 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Net loss	18	(347)	(477)	(715)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(282)	254	26	400

Operating loss(1)	(264)	(93)	(451)	(315)

Renewable Energy	24	21	45	33

Energy Trading	(6)	16	72	94

Corporate	(280)	(174)	(495)	(417)

Eliminations	(2)	44	(73)	(25)

Cash flow (used in) from operations(1)	(173)	40	(292)	(281)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

24   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Renewable Energy

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Power generation marketed (gigawatt hours)	92	103	217	230

Ethanol production (millions of litres)	104	98	207	207

Renewable Energy operating earnings increased to $24 million in the second quarter of 2014 from $21 million in the prior year quarter, due primarily to stronger margins in the ethanol business driven by lower feedstock costs, partially offset by lower wind power production and lower power prices.

Energy Trading

Energy Trading had an operating loss of $6 million in the quarter, compared to operating earnings of $16 million in the prior year quarter, primarily due to narrowing price differentials which reduced trading results in all key strategies. Energy Trading had an increase in cash flow used in operations, due primarily to the settlement of trading obligations in the current year.

Corporate

The Corporate operating loss was $280 million for the second quarter of 2014, compared with an operating loss of $174 million for the prior year period. The increase in operating loss was primarily due to higher share-based compensation expense and foreign exchange losses on working capital and inter-company balances. The company capitalized $113 million of its borrowing costs in the second quarter of 2014 as part of the cost of major development assets and construction projects, compared to $104 million in the prior year quarter.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2014, the company eliminated $2 million of after-tax intersegment profit, compared to $44 million of profit that was recognized in the prior year quarter.

Results for the First Six Months of 2014

The operating loss for Corporate, Energy Trading and Eliminations for the first six months of 2014 was $451 million, compared to an operating loss of $315 million for the prior year period. The higher operating loss was due primarily to higher share-based compensation expense due to the increase in Suncor's share price and a larger after-tax profit that was eliminated on the internal transfer of crude feedstock in the first six months of 2014, compared to the prior year period. The company capitalized $221 million of its borrowing costs in the first six months of 2014 as part of the cost of major development assets and construction projects, comparable with the $200 million capitalized in the prior year period.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    25

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Oil Sands	986	1 487	1 897	2 523

Exploration and Production	461	315	905	675

Refining and Marketing	246	165	351	243

Corporate, Energy Trading and Eliminations	70	13	100	24

Total capital and exploration expenditures	1 763	1 980	3 253	3 465

Less: capitalized interest on debt	(113)	(104)	(221)	(200)

	1 650	1 876	3 032	3 265

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended June 30, 2014			Six months ended June 30, 2014
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	519	390	909	1 053	693	1 746

Oil Sands Base	251	46	297	476	97	573

In Situ	177	45	222	423	90	513

Oil Sands ventures	91	299	390	154	506	660

Exploration and Production	19	409	428	34	810	844

Refining and Marketing	201	43	244	281	69	350

Corporate, Energy Trading and Eliminations	26	43	69	44	48	92

	765	885	1 650	1 412	1 620	3 032

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In the second quarter of 2014, total capital and exploration expenditures were $1.650 billion (excluding capitalized interest). Activity in the second quarter of 2014 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $297 million in the second quarter of 2014, of which $251 million and $46 million, respectively, were directed towards sustaining and growth activities. The company continued to progress reliability and sustainment projects, including the construction of assets to support the tailings management process and activities aimed at reducing freshwater use, including the construction of a water treatment plant that was commissioned during the quarter. Capital expenditures also included expenditures associated with the planned coker maintenance at Upgrader 2.

26   SUNCOR ENERGY INC. 2014 SECOND QUARTER

In Situ

In Situ capital and exploration expenditures were $222 million, of which $45 million was directed towards growth projects. During the quarter, the company achieved first steam on the well pads associated with the MacKay River facility debottlenecking project. The project is intended to increase production capacity by approximately 20% for total capacity of 38,000 bbls/d by the end of 2015. First oil from this project is expected in the third quarter of 2014. Growth capital expenditures also included activities related to a potential sanction decision of the MacKay River expansion project in 2014.

Sustaining capital expenditures of $177 million were directed towards ongoing design, engineering, procurement and construction of new well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years. Capital expenditures were also directed towards the infill well program at Firebag.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $390 million, of which $299 million was directed to growth capital and $91 million to sustaining capital. Growth capital expenditures reflected a ramp up of spending for the Fort Hills project and continued to focus on detailed engineering, procurement of long-lead items and ramp up of field construction activities. Detailed engineering work was approximately 40% complete by the end of the second quarter. Key construction activities during the quarter included foundation concrete pours and the start of construction of primary extraction separation cells.

Suncor's share of capital expenditures for the Syncrude joint venture was $91 million, which included expenditures for the mine train replacement at the Mildred Lake mining area, the construction of a centrifuge plant for tailings management and expenditures associated with planned coker maintenance.

Exploration and Production

Exploration and Production incurred $428 million in capital and exploration expenditures in the second quarter of 2014. At the Golden Eagle project, spending was related primarily to ongoing development drilling activities and the successful installation of key offshore facilities where first oil is anticipated in late 2014 or early 2015. Expenditures for the Hebron project related to detailed engineering and construction of the gravity-based structure and topsides. The project is expected to achieve first oil in 2017. Growth spending also included development drilling activities at the Hibernia Southern Extension Unit and spending associated with the second phase of the South White Rose Extension project, which is expected to be completed in the third quarter of 2014. The Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase overall production starting in 2015 and extend the productive life of the existing fields. A funding decision for further development of the Ben Nevis-Avalon reservoir at Hibernia is expected in the third quarter of 2014. Activities to prepare for a sanction decision for further expansion into the West White Rose field are ongoing with a sanction decision targeted for late 2014.

Refining and Marketing

Capital expenditures of $244 million related primarily to the ongoing sustainment of operations and planned maintenance activities at the Montreal and Edmonton refineries. Growth spending in the Refining and Marketing segment continues to focus on preparing the Montreal refinery to receive more inland crudes, and ongoing work on a project at the refinery to modify the hydrocracking unit.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    27

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended June 30
	2014	2013

Return on Capital Employed(1) (%)

Excluding major projects in progress	10.1	8.1

Including major projects in progress	8.8	6.7

Net debt to cash flow from operations(2) (times)	0.6	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	9.1	7.3

Cash flow from operations basis(2)(4)	18.3	16.8

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund the remainder of its planned 2014 capital spending program and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2014, available committed credit facilities, and issuing commercial paper and/or long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and cash equivalents decreased to $4.932 billion during the first six months of 2014 from $5.202 billion at December 31, 2013, due primarily to capital and exploration expenditures, changes in non-cash working capital, share repurchases, and dividends that exceeded cash flow from operations.

As at June 30, 2014, the weighted average term to maturity of the short-term investment portfolio was approximately 32 days.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Unutilized lines of credit at June 30, 2014 were $4.425 billion, compared to $4.536 billion at December 31, 2013.

28   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At June 30, 2014, total debt to total debt plus shareholders' equity was 22% (December 31, 2013 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	June 30 2014	December 31 2013

Short-term debt	800	798

Current portion of long-term debt	460	457

Long-term debt	10 214	10 203

Total debt	11 474	11 458

Less: Cash and cash equivalents	4 932	5 202

Net debt	6 542	6 256

Shareholders' equity	41 886	41 180

Total debt plus shareholders' equity	53 360	52 638

Total debt to total debt plus shareholders' equity (%)	22	22

Change in Net Debt

	Three and six months ended June 30, 2014
($ millions)	Q2	YTD

Net debt – start of period	6 962	6 256

(Decrease) increase in net debt	(420)	286

Net debt – June 30, 2014	6 542	6 542

Decrease (increase) in net debt

Cash flow from operations	2 406	5 286

Capital and exploration expenditures and other investments	(1 789)	(3 288)

Proceeds from disposal of assets	14	30

Dividends less proceeds from exercise of share options	(188)	(473)

Repurchase of common shares	(271)	(655)

Change in non-cash working capital	(38)	(1 170)

Foreign exchange on cash, debt and other balances	286	(16)

	420	(286)

At June 30, 2014, Suncor's net debt was $6.542 billion, compared to $6.256 billion at December 31, 2013. Over the first six months of 2014, net debt increased by $286 million, largely driven by an increase in working capital primarily due to income tax and royalty payments, share repurchases and dividends, partially offset by cash flow from operations that exceeded capital and exploration expenditures.

For the twelve months ended June 30, 2014, the company's net debt to cash flow from operations measure was 0.6 times, which met management's target of less than 2.0 times.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    29

Common Shares

Outstanding Shares

June 30, 2014 (thousands)

Common shares	1 467 869

Common share options – exercisable	19 864

Common share options – non-exercisable	9 424

As at July 23, 2014, the total number of common shares outstanding was 1,465,260,522 and the total number of exercisable and non-exercisable common share options outstanding was 32,923,996. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

On February 21, 2014, Suncor amended its Normal Course Issuer Bid (the 2013 NCIB) that commenced on August 5, 2013 to allow for an additional $1.0 billion worth of its common shares to be repurchased. Pursuant to the 2013 NCIB, Suncor is permitted to purchase for cancellation a total of approximately $2.8 billion worth of its common shares between August 5, 2013 and August 4, 2014. In the second quarter of 2014, the company repurchased 6,465,500 common shares under the NCIB at an average price of $41.96 per share, for a total repurchase cost of $271 million.

Subsequent to the second quarter, and as at July 23, 2014, the company had repurchased an additional 2,829,500 common shares under the 2013 NCIB at an average price of $45.00 per share, for a total repurchase cost of $127 million.

Subsequent to the second quarter of 2014, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its normal course issuer bid (the 2014 NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares beginning August 5, 2014 and ending August 4, 2015. Pursuant to the 2014 NCIB, Suncor has agreed that it will not purchase more than 44,045,388 common shares, which is equal to approximately 3% of Suncor's issued and outstanding common shares.

	Three and six months ended June 30, 2014		Twelve months ended December 31, 2013
	Q2	YTD

Share repurchase activities (thousands of common shares)	6 465	16 919	49 492

Share repurchase cost ($ millions)	271	655	1 675

Weighted average repurchase price per share (dollars per share)	41.96	38.72	33.84

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2013 annual MD&A, which section is herein incorporated by reference. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the six months ended June 30, 2014, Suncor increased its commitments by approximately $1.1 billion in exploratory drilling commitments and commitments in support of the company's market access strategy, including activities to expand its storage and logistics network. The contract terms for the majority of these commitments range between two and ten years, with payments commencing as early as the fourth quarter of 2014.

30   SUNCOR ENERGY INC. 2014 SECOND QUARTER

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands and Refining and Marketing in the second and third quarters of 2013 and at many Exploration and Production assets in the third quarter of 2012 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012

Total production (mboe/d)

Oil Sands	403.1	424.4	446.5	423.6	309.4	389.0	378.7	378.9

Exploration and Production	115.3	120.9	111.6	171.4	190.7	207.1	177.8	156.4

	518.4	545.3	558.1	595.0	500.1	596.1	556.5	535.3

Revenues and other income

Operating revenues, net of royalties	10 446	10 342	9 814	10 288	9 648	9 843	9 396	9 488

Other income	203	135	380	85	66	173	92	88

	10 649	10 477	10 194	10 373	9 714	10 016	9 488	9 576

Net earnings (loss)	211	1 485	443	1 694	680	1 094	(574)	1 544

per common share – basic (dollars)	0.14	1.01	0.30	1.13	0.45	0.72	(0.38)	1.01

per common share – diluted (dollars)	0.14	1.01	0.30	1.13	0.45	0.71	(0.38)	1.00

Operating earnings(1)	1 135	1 793	973	1 426	934	1 367	988	1 292

per common share – basic(1) (dollars)	0.77	1.22	0.66	0.95	0.62	0.90	0.65	0.84

Cash flow from operations(1)	2 406	2 880	2 350	2 528	2 250	2 284	2 228	2 743

per common share – basic(1) (dollars)	1.64	1.96	1.58	1.69	1.49	1.50	1.46	1.79

ROCE(1) (%) for the twelve months ended	10.1	12.6	11.5	8.6	8.1	7.1	7.2	12.4

Common share information (dollars)

Dividend per common share	0.23	0.23	0.20	0.20	0.20	0.13	0.13	0.13

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	45.50	38.61	37.24	36.83	31.00	30.44	32.71	32.34

New York Stock Exchange (US$)	42.63	34.96	35.05	35.78	29.49	30.01	32.98	32.85

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    31

Business Environment

Three months ended (average for the period ended, except as noted)		June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012

WTI crude oil at Cushing	US$/bbl	103.00	98.70	97.45	105.85	94.20	94.35	88.20	92.20

Dated Brent crude oil at Sullom Voe	US$/bbl	109.75	107.80	109.35	109.70	103.35	112.65	110.10	109.50

Dated Brent/Maya FOB price differential	US$/bbl	13.85	18.45	20.05	10.35	5.50	10.60	17.30	11.90

MSW at Edmonton	Cdn$/bbl	97.10	90.70	89.05	105.25	92.90	88.45	84.35	84.70

WCS at Hardisty	US$/bbl	82.95	75.55	65.25	88.35	75.05	62.40	70.05	70.45

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	20.05	23.15	32.20	17.50	19.15	31.95	18.15	21.75

Condensate at Edmonton	US$/bbl	105.15	102.65	94.20	103.80	103.30	107.20	98.10	96.00

Natural gas (Alberta spot) at AECO	Cdn$/mcf	4.65	5.70	3.50	3.00	3.50	3.20	3.20	2.30

New York Harbor 3-2-1 crack(1)	US$/bbl	21.55	20.40	19.60	19.25	25.60	31.20	35.95	37.80

Chicago 3-2-1 crack(1)	US$/bbl	19.40	18.35	12.00	15.80	30.70	27.10	27.85	35.15

Portland 3-2-1 crack(1)	US$/bbl	26.10	17.40	15.35	19.60	30.60	30.55	29.85	38.15

Gulf Coast 3-2-1 crack(1)	US$/bbl	19.55	17.15	13.45	15.95	23.95	28.80	27.35	33.95

Exchange rate	US$/Cdn$	0.92	0.91	0.95	0.96	0.98	0.99	1.00	1.00

Exchange rate (end of period)	US$/Cdn$	0.94	0.90	0.94	0.97	0.95	0.98	1.01	1.02

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The second quarter of 2014 included an after-tax impairment charge of $718 million in the Oil Sands segment against the company's interest in the Joslyn mining project. Total E&P, the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan.

•
The second quarter of 2014 included an after-tax impairment charge of $297 million in the Exploration and Production segment against the company's Libyan assets. As a result of the continued closure of certain Libyan export terminals during the quarter and the company's latest view on production plans during the remaining term of the production sharing agreements, the company has recorded an after-tax impairment charge of $297 million against its assets in Libya.

•
The second quarter of 2014 included after-tax impairment charges of $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed.

•
The second quarter of 2014 included after-tax earnings of $32 million related to a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the Exploration and Production segment against assets in Syria, Libya and North America Onshore. Concurrent with the impairment of the Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
The first and fourth quarters of 2013 included a net after-tax charge of $58 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

32   SUNCOR ENERGY INC. 2014 SECOND QUARTER

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business.

•
The fourth quarter of 2012 included an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project. Given Suncor's view at the time of the challenging economic environment, the company performed an impairment test based on an assessment of expected future net cash flows.

•
The fourth quarter of 2012 included an after-tax impairment reversal of $177 million of the impairment charges recorded against the company's assets in Syria in the second quarter of 2012, due to a revised assessment of the net recoverable value of the underlying assets following the receipt of risk mitigation proceeds.

•
The fourth quarter of 2012 included total after-tax impairment charges of $172 million for certain exploration, development and production assets in the Exploration and Production segment, and a provision in North America Onshore for estimated future commitments relating to unutilized pipeline capacity.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Adoption of New Accounting Standards

Effective January 1, 2014, the company retrospectively adopted International Financial Reporting Interpretation Committee (IFRIC) 21 Levies which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. The adoption of this interpretation did not have an impact to the company's condensed interim Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2013 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2013 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2013, note 11 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2014, and in the Financial Condition and Liquidity section of Suncor's 2013 annual MD&A.

Canada Revenue Agency Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax,

SUNCOR ENERGY INC. 2014 SECOND QUARTER    33

penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter.

The company has provided security to the CRA for $460 million (50% of the NOR amount).

The company also expects to receive NORs from certain provincial tax authorities related to this matter for approximately $280 million in the second half of 2014.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Control Environment

Based on their evaluation as at June 30, 2014, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2014, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2014 corporate guidance. Suncor's press release dated July 30, 2014, which is also available on www.sedar.com, provides this update to its corporate guidance as well as new assumptions around oil pricing.

34   SUNCOR ENERGY INC. 2014 SECOND QUARTER

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, Oil Sands cash operating costs and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information section of this document.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of the MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenues, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still

SUNCOR ENERGY INC. 2014 SECOND QUARTER    35

being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended June 30 ($ millions, except as noted)		2014	2013

Adjustments to net earnings

Net earnings		3 833	2 746

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		154	227

Net interest expense		221	138

	A	4 208	3 111

Capital employed – beginning of twelve-month period

Net debt		7 114	5 627

Shareholders' equity		40 243	39 184

		47 357	44 811

Capital employed – end of twelve-month period

Net debt		6 542	7 114

Shareholders' equity		41 886	40 243

		48 428	47 357

Average capital employed	B	47 952	46 095

ROCE – including major projects in progress (%)	A/B	8.8	6.7

Average capitalized costs related to major projects in progress	C	6 180	7 865

ROCE – excluding major projects in progress (%)	A/(B-C)	10.1	8.1

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Cash flow from operations in this MD&A for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended June 30 and each of the three preceding quarters, each separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

36   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	(76)	294	(37)	301	306	432	18	(347)	211	680

Adjustments for:

Depreciation, depletion, amortization and impairment	1 934	562	559	311	169	125	28	31	2 690	1 029

Deferred income taxes	(304)	90	(48)	31	1	84	79	(66)	(272)	139

Accretion of liabilities	35	29	11	17	2	2	3	2	51	50

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(326)	290	(326)	290

Change in fair value of derivative contracts	(1)	—	(4)	—	1	1	(65)	27	(69)	28

Loss (gain) on disposal of assets	5	—	—	—	(1)	(1)	—	—	4	(1)

Share-based compensation	58	(1)	10	7	27	3	114	46	209	55

Exploration expenses	—	—	58	14	—	—	—	—	58	14

Settlement of decommissioning and restoration liabilities	(77)	(62)	(7)	(5)	(4)	(4)	—	—	(88)	(71)

Other	(29)	(16)	(13)	(8)	4	4	(24)	57	(62)	37

Cash flow from (used in) operations	1 545	896	529	668	505	646	(173)	40	2 406	2 250

Decrease (increase) in non-cash working capital	110	74	115	497	166	269	(514)	(420)	(123)	420

Cash flow provided by (used in) operating activities	1 655	970	644	1 165	671	915	(687)	(380)	2 283	2 670

SUNCOR ENERGY INC. 2014 SECOND QUARTER    37

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	823	620	257	655	1 093	1 214	(477)	(715)	1 696	1 774

Adjustments for:

Depreciation, depletion, amortization and impairment	2 603	1 107	858	615	321	245	48	61	3 830	2 028

Deferred income taxes	(289)	203	(80)	63	9	274	90	(144)	(270)	396

Accretion of liabilities	71	56	22	34	3	2	6	6	102	98

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	31	458	31	458

Change in fair value of derivative contracts	—	—	(4)	1	5	2	(59)	85	(58)	88

Loss (gain) on disposal of assets	5	—	—	—	(1)	(1)	—	—	4	(1)

Share-based compensation	37	(49)	11	3	13	(16)	94	—	155	(62)

Exploration expenses	—	—	80	51	—	—	—	—	80	51

Settlement of decommissioning and restoration liabilities	(184)	(239)	(8)	(13)	(6)	(6)	—	—	(198)	(258)

Other	(52)	46	(7)	(51)	(2)	(1)	(25)	(32)	(86)	(38)

Cash flow from (used in) operations	3 014	1 744	1 129	1 358	1 435	1 713	(292)	(281)	5 286	4 534

Decrease (increase) in non-cash working capital	138	1 980	(101)	511	(510)	149	(797)	(1 930)	(1 270)	710

Cash flow provided by (used in) operating activities	3 152	3 724	1 028	1 869	925	1 862	(1 089)	(2 211)	4 016	5 244

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

Twelve months ended June 30
($ millions)	2014	2013

Cash flow from operations	10 164	9 505

Less: Capital and exploration expenditures	6 565	7 338

Free Cash Flow	3 599	2 167

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of the MD&A.

38   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflect market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q2	Three months ended June 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date

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11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information is based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in the document include references to:

The anticipated duration and impact of planned maintenance events, including:

•
The plans to complete coker maintenance at Upgrader 1 in the third and fourth quarters of 2014;

•
The plans to complete maintenance at Terra Nova (four weeks), White Rose and Buzzard in the third quarter of 2014; and

•
The four-week planned maintenance event in the third quarter of 2014 at the Edmonton refinery, the eleven-week planned maintenance event beginning late in the third quarter of 2014 at the Montreal refinery and the eight-week planned maintenance event beginning in the third quarter of 2014 at the Sarnia refinery.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The company's capital allocation plans, its anticipated capital spend of $6.8 billion and the expected range for current income taxes and Oil Sands Crown royalty rates;

•
The company's goal of further optimizing the Joslyn project development plan at the Joslyn mining project;

•
The sulphur recovery facility acquired by Suncor is expected to be integrated into the Montreal refinery operations and secure the refinery's long-term sulphur recovery needs;

•
The water treatment plant commissioned in the second quarter of 2014 is expected to increase the reuse and recycling of waste water and reduce fresh water withdrawal;

•
The expectation that the Water Technology Development Centre will become operational in early 2017 and will connect to our Firebag operations, providing an environment to test water treatment and recycling technologies without affecting production at the in situ facility;

•
The debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% by the end of 2015 for a total capacity of 38,000 bbls/d, with first oil expected in the third quarter of 2014;

•
The company expects to continue to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d;

•
The expectation that the Fort Hills project will provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and reaching 90% of its planned capacity within twelve months thereafter;

•
The design, engineering, procurement and construction of new well pads at Firebag and MacKay River are expected to maintain existing production levels in future years;

•
The Golden Eagle project is expected to achieve first oil in late 2014 or early 2015;

•
The Hebron project is expected to achieve first oil in 2017;

•
The Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase overall production starting in 2015 and extend the productive life of the existing fields;

•
A funding decision for further development of the Ben-Nevis Avalon reservoir at Hibernia is expected in the third quarter of 2014;

40   SUNCOR ENERGY INC. 2014 SECOND QUARTER

•
The South White Rose Extension project is expected to be completed in the third quarter of 2014;

•
Two exploration wells are expected to be drilled commencing in the second half of 2015 pursuant to a farm-in agreement executed in relation to a deepwater exploration opportunity in the Shelburne Basin, offshore Nova Scotia;

•
A sanction decision for further expansion into the western portion of the White Rose field is targeted for late 2014; and

•
The belief of Suncor's management that the company will have the capital resources to fund the remainder of its planned 2014 capital spending program of $6.8 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2014, available committed credit facilities, issuing commercial paper and/or long-term notes or debentures and that adequate additional funding will be available in debt capital markets at commercial terms and rates, if required.

Also:

•
Suncor's discipline with its capital and its goal of investing wisely in high-return projects;

•
Suncor's belief that Joslyn is a quality resource with development potential given the right design and execution strategy;

•
The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months;

•
The impairments calculated in connection with the Joslyn mining project, certain of Suncor's Oil Sands assets and Suncor's Libyan operations;

•
The company's position in respect of the Notice of Reassessment (NOR) received from the Canada Revenue Agency (CRA) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts is that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA in the amount of $460 million (50% of the NOR amount). The CRA retains the right to request the company post cash instead of security. The company's expectation that it will receive NORs from certain provincial tax authorities related to the foregoing matter for approximately $280 million in the second half of 2014;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
The belief of Suncor management that a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax

SUNCOR ENERGY INC. 2014 SECOND QUARTER    41

legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notice of Reassessment received by Suncor from the Canada Revenue Agency, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the Notice of Reassessment; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2013 AIF dated February 28, 2014 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

42   SUNCOR ENERGY INC. 2014 SECOND QUARTER

QuickLinks

  EXHIBIT 99.2
Management's Discussion and Analysis for the second quarter ended June 30, 2014